Exhibit 3.1
Amendments to Declaration of Trust, dated February 14, 2011

Pittsburgh & West Virginia Railroad (the “Company”)

AMENDMENT NO. 1 TO DECLARATION OF TRUST

THIS AMENDMENT NO. 1 TO DECLARATION OF TRUST (this “Amendment”), effective February 14, 2011.

WHEREAS, the original Declaration of Trust (the “Original Declaration”) was made on February 18, 1967, and the Trustees of the Company, deeming it desirable and in the Company’s best interest to amend the Original Declaration, hereby duly adopt this Amendment.

NOW THEREFORE, the Original Declaration is hereby amended as set forth herein below.

1. New Section 4.1.  Section 4.1 is hereby amended and restated to read in its entirety as follows:

SECTION 4.1.  Number, Terms of Office, Qualification and Compensation of Trustees.  The Regulations shall fix the number of Trustees and their terms of office.  The Trustees shall be individuals of full age, and no person shall qualify as a Trustee until he or she shall have either signed this Declaration of Trust or agreed in writing to be bound in all respects by the Declaration.  The Trustees shall receive such compensation, regular or special, as they shall deem reasonable and proper, but in no event shall the aggregate annual compensation of the Trustees exceed one-quarter of one per cent of the net worth of the Trust, as reflected by its books of account, as of the commencement of the period for which such compensation is paid, or five per cent of gross income, whichever is less.

2. Continued Effect.  Other than as amended by this Amendment, the remaining terms and provisions of the Original Declaration remain unchanged and in full force and effect.